Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2024, the Declaration of a Dividend and an Increase to its Securities Repurchase Program
MONACO--(GLOBE NEWSWIRE - July 30, 2024) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2024. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended June 30, 2024 and 2023
For the three months ended June 30, 2024, the Company had net income of $227.3 million, or $4.54 basic and $4.34 diluted earnings per share.
For the three months ended June 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $188.4 million, or $3.77 basic and $3.60 diluted earnings per share, which excludes from net income a $43.3 million, or $0.87 per basic and $0.83 per diluted share, gain on sales of vessels and a $4.4 million, or $0.09 per basic and $0.08 per diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.
For the three months ended June 30, 2023, the Company had net income of $132.4 million, or $2.50 basic and $2.40 diluted earnings per share.
For the three months ended June 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $133.3 million, or $2.51 basic and $2.41 diluted earnings per share, which excludes from net income a $0.9 million, or $0.02 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs.
Results for the six months ended June 30, 2024 and 2023
For the six months ended June 30, 2024, the Company had net income of $441.5 million, or $8.84 basic and $8.45 diluted earnings per share.
For the six months ended June 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $394.9 million, or $7.90 basic and $7.56 diluted earnings per share, which excludes from net income a $54.7 million, or $1.09 per basic and $1.05 per diluted share, gain on sales of vessels and a $8.1 million, or $0.16 per basic and $0.15 per diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.
For the six months ended June 30, 2023, the Company had net income of $325.6 million, or $5.93 basic and $5.69 diluted earnings per share.
For the six months ended June 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $328.9 million, or $5.99 basic and $5.75 diluted earnings per share, which excludes from net income a $3.3 million, or $0.06 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs.
Declaration of Dividend
On July 29, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of September 13, 2024 to all shareholders of record as of August 15, 2024 (the record date). As of July 29, 2024, there were 53,175,099 common shares of the Company outstanding.

Emanuele Lauro, Chairman and Chief Executive Officer commented, "The Company’s balance sheet and cash flow generation potential continue to improve. In the second quarter, we repaid $399 million of debt and reduced our daily cash break evens to $12,500. Additionally, we've agreed to convert our 2023 $225.0 million Credit Facility to a revolving credit facility and committed to prepaying our $64 million credit facility with BNP Paribas and Sinosure. These initiatives could potentially reduce our daily cash break-even rates by over $1,000."
Summary of Second Quarter 2024 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the third quarter of 2024 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$44,000	2,550	43%	$30,750	910	100%
MR	$34,000	4,050	35%	$21,750	430	100%
Handymax	$25,000	1,120	29%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the second quarter of 2024:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$52,807	$30,884
MR	$37,019	$21,884
Handymax	$28,011	N/A
•On July 29, 2024, the Company’s Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to its common shares also consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA).
•In July 2024, the Company reached an agreement with the lenders on its 2023 $225.0 Million Credit Facility to convert the $174.2 million outstanding balance remaining on this facility from a term loan to a revolving credit facility. This amendment is expected to give the Company the flexibility to make unscheduled repayments that can be re-drawn in the future subject to a quarterly amortization profile. This amendment is subject to the execution of definitive documentation and is expected to close in the third quarter of 2024.
•In July 2024, the Company submitted notice to repay the outstanding balance on its BNPP Sinosure Credit Facility. The outstanding balance on this facility is $64.2 million and the facility currently bears interest at SOFR plus a blended margin (between the Commercial and Sinosure facilities) of 2.91% per annum. This prepayment is expected to occur in September 2024.
•In June 2024, the Company made an unscheduled prepayment on its 2023 $1.0 Billion Credit Facility of $223.6 million which was applied against the eight quarterly principal payments of the term loan falling due between the third quarter of 2024 and second quarter of 2026.
•During June and July 2024, the Company repurchased an aggregate of 1,397,966 of its common shares in the open market at an average price of $78.16 per share.

•During the second quarter of 2024, the Company entered into agreements to sell five MR product tankers (four 2012 built and one 2013 built). The 2012 built vessels (three of which are scrubber fitted), STI Garnet, STI Onyx, STI Ruby, and STI Topaz, were contracted to be sold for $142.5 million in aggregate to three separate buyers. The 2013 built vessel, STI Beryl (which is not scrubber fitted), was contracted to be sold for $36.6 million. The Company will make no debt repayments associated with these sales as these vessels are unencumbered. The sale of STI Garnet closed in July 2024 and the remaining vessel sales are expected to close within the third quarter of 2024.
•In July 2024, the Company closed the previously announced sale of its 2015 built MR product tanker, STI Manhattan, for $40.8 million. There was no debt repayment as a result of this sale as this vessel was replaced by one of its unencumbered vessels, STI Notting Hill, as collateral on the 2023 $1.0 Billion Credit Facility.
•In April and May 2024, the Company closed the previously announced sales of its 2013 built MR product tankers, STI Larvotto and STI Le Rocher, respectively, for $36.15 million each. There was no debt repayment as a result of these sales as these vessels are unencumbered.
•From April 1, 2024 through the date of this press release, the Company made $341.8 million in previously announced unscheduled debt and lease repayments.
Securities Repurchase Program
From April 1, 2024 through July 29, 2024, the Company repurchased 1,397,966 of its common shares in the open market at an average price of $78.16 per share under the 2023 Securities Repurchase Program.
On July 29, 2024, the Company’s Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to its common shares also consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA). This program resets the program that was previously replenished on November 9, 2023.
There is $400 million available under the 2023 Securities Repurchase Program as of July 29, 2024.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three and six months ended June 30, 2024, the Company’s basic weighted average number of shares outstanding were 50,024,615 and 49,964,944, respectively. For the three and six months ended June 30, 2024, the Company’s diluted weighted average number of shares outstanding were 52,354,175 and 52,237,114, respectively, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
Title: Scorpio Tankers Inc. Second Quarter 2024 Conference Call
Date: Tuesday, July 30, 2024
Time: 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/uc4pks7s
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: 1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of July 29, 2024, the Company had $279.5 million in unrestricted cash and cash equivalents and $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility. Within the next two weeks, the Company is expected to receive approximately $90 million from the Scorpio pools with respect to the monthly cash distribution for July 2024.
Debt
The following table sets forth the unscheduled debt and lease repayments that the Company completed during the second quarter of 2024.

Facility	Repayment date	Principal balance repaid (in millions)		Vessels
2021 CMBFL Lease Financing	Apr-24	$15.8		STI Westminster
2022 AVIC Lease Financing	May-24	39.6		STI Gramercy and STI Queens
2022 AVIC Lease Financing	Jun-24	62.8		STI Oxford and STI Selatar
2023 $1.0 Billion Credit Facility	Jun-24	223.6	(1)
Total unscheduled repayments - Q2 2024		$341.8

(1) The amount represents the prepayment of eight quarters of term loan amortization. The next quarterly amortization payment will be due in the third quarter of 2026.
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2024	Outstanding Principal as of June 30, 2024	Outstanding Principal as of July 29, 2024
1	BNPP Sinosure Credit Facility (1)	$69,667	$64,212	$64,212
2	2023 $225.0 Million Credit Facility (2)	191,100	182,625	174,150
3	2023 $49.1 Million Credit Facility	44,472	43,318	43,318
4	2023 $117.4 Million Credit Facility	104,638	100,386	100,386
5	2023 $1.0 Billion Credit Facility (3)	630,838	374,128	374,128
6	2023 $94.0 Million Credit Facility	90,491	88,075	86,751
7	Ocean Yield Lease Financing	24,624	23,871	23,610
8	2021 CMBFL Lease Financing (3)	15,795	—	—
9	2021 Ocean Yield Lease Financing	56,624	55,166	54,669
10	2022 AVIC Lease Financing (3)	102,344	—	—
11	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
	Gross debt outstanding	1,401,164	1,002,352	991,795
	Cash and cash equivalents	369,504	224,649	279,545
	Net debt	$1,031,660	$777,703	$712,250
(1)    In July 2024, the Company submitted notice to repay the outstanding balance on its BNPP Sinosure Credit Facility. The outstanding balance on this facility is $64.2 million and the facility currently bears interest at SOFR plus a blended margin, (between the Commercial and Sinosure facilities) of 2.91% per annum which includes the credit adjustment spread that was agreed to upon the transition from LIBOR to SOFR. This facility is currently collateralized by five vessels (three LR2s and two Handymax). The prepayment is expected to occur in September 2024.
(2)    In July 2024, the Company reached an agreement with the lenders on its 2023 $225.0 Million Credit Facility to convert this credit facility from a term loan to a revolving credit facility. This amendment gives the Company the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. There is currently $174.2 million outstanding on this facility and under the proposed amendment, the outstanding and/or availability of the revolving credit facility is expected to amortize quarterly. This amendment is subject to the execution of definitive documentation and is expected to close in the third quarter of 2024.

(3)    Refer to the preceding table for a description of unscheduled payment activity that has recently occurred.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2024, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Senior Notes Due 2025 (which also include actual scheduled payments made from July 1, 2024 through July 29, 2024):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - maturities in 2024 and 2025	Vessel financings - scheduled repayments, in addition to maturities in 2026 and thereafter	Total (1)	Prepayment of BNPP Sinosure Credit Facility(3)	Pro-forma repayments after prepayment of BNPP Sinosure Credit Facility
July 1, 2024 to July 29, 2024	$—	$—	$10.6	$10.6	$—	$10.6
Remaining Q3 2024	—	—	8.0	8.0	64.2	72.2
Q4 2024	—	—	24.0	24.0	(5.5)	18.5
Q1 2025	—	—	18.5	18.5	—	18.5
Q2 2025	70.6	—	17.9	88.5	(3.3)	85.2
Q3 2025	—	—	14.6	14.6	—	14.6
Q4 2025 (2)	—	55.4	14.7	70.1	(55.4)	14.7
2026 and thereafter	—	—	768.1	768.1	—	768.1
	$70.6	$55.4	$876.4	$1,002.4	$—	$1,002.4
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2024.
(2)    Includes the original scheduled maturity payment of $55.4 million on the BNPP Sinosure Credit Facility.
(3)    Reflects the July 2024 notice to prepay the BNPP Sinosure Credit Facility that is expected to occur before the end of the third quarter of 2024.

Drydock Update
Set forth below is a table summarizing the drydock activity that occurred during the second quarter of 2024 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks through 2024 and 2025:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate off-hire days (2)	LR2s	MRs	Handymax
Q2 2024 - actual	$13.3	160	0	7	3
Q3 2024 - estimated	40.4	425	4	9	6
Q4 2024 - estimated	25.1	362	4	8	5
FY 2025 - estimated	29.4	420	10	11	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for drydockings or major repairs, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.

Explanation of Variances on the Second Quarter of 2024 Financial Results Compared to the Second Quarter of 2023
For the three months ended June 30, 2024, the Company recorded net income of $227.3 million compared to net income of $132.4 million for the three months ended June 30, 2023. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2024, and 2023:

	For the three months ended June 30,
In thousands of U.S. dollars	2024	2023
Vessel revenue	$380,660	$329,299
Voyage expenses	(7,187)	(1,744)
TCE revenue	$373,473	$327,555

•TCE revenue for the three months ended June 30, 2024 increased by $45.9 million to $373.5 million, from $327.6 million for the three months ended June 30, 2023. Overall, the average daily TCE revenue increased to $38,813 per vessel during the three months ended June 30, 2024, from $32,154 per vessel during the three months ended June 30, 2023. The average number of vessels was 108.7 during the three months ended June 30, 2024 as compared to 113.0 during the three months ended June 30, 2023.
◦TCE revenue for the three months ended June 30, 2024 remained robust as the cyclical strength in the product tanker market, combined with the ton mile expansion triggered by recent geopolitical events, resulted in an increase in daily spot TCE rates across all of the Company’s vessel classes. Daily spot TCE rates for the Company's LR2 vessels benefited from strong global distillate demand and increasing ton miles as vessels continue to be re-routed around the Cape of Good Hope due to conditions in the Red Sea. Daily spot TCE rates on the Company’s Handymax and MR vessel classes saw a modest spill-over effect from the conditions in the Red Sea, with their performance primarily driven by seasonally high refinery utilization and export volumes, reflecting a year-over-year increase in the demand for refined petroleum products.
◦TCE revenue for the three months ended June 30, 2023 was robust despite a decline in daily TCE rates when compared to the same period in the prior year. The second quarter of 2022 reflected several key events and market conditions, which provided multiple catalysts simultaneously and resulted in a counter-seasonal spike in daily TCE rates. The second quarter of 2023 (particularly the latter half) reflected a more normalized seasonal pattern whereby extended refinery maintenance, lower refining margins and a reduction in arbitrage opportunities all led to reduced refinery throughput and decreased volumes from major export regions. Nevertheless, on a seasonally adjusted basis, demand for the Company’s vessels remained resilient, driven by low inventory levels, a modest newbuilding orderbook, and growing underlying consumption for refined petroleum products.
•Vessel operating costs for the three months ended June 30, 2024, increased by $0.4 million to $79.3 million, from $78.9 million for the three months ended June 30, 2023. Overall, the average daily vessel operating costs increased to $8,017 per vessel for the three months ended June 30, 2024 from $7,669 per vessel for the three months ended June 30, 2023. The increase is concentrated within the LR2 segment which has been driven by higher repairs and maintenance costs, coupled with disruptions in trading patterns that have impacted the costs of sourcing and transporting spare parts.
•Depreciation expense – owned or sale leaseback vessels for the three months ended June 30, 2024, increased by $4.5 million to $46.7 million, from $42.2 million for the three months ended June 30, 2023. This increase was attributable to the exercise of purchase options on 21 lease financed vessels, which were previously accounted for under IFRS 16 – Leases throughout 2023 as reflected by the $8.5 million decrease in Depreciation expense - right of use assets for the three months ended June 30, 2024. The carrying values of these repurchased vessels were reclassified to Vessels and drydock from Right of use assets for vessels on the Company's balance sheet and depreciation expense is recorded as a part of owned vessels as of the dates of each purchase. The combined decrease in depreciation expense of $4.0 million was due to the ten vessels that were either classified as held for sale or sold since June 30, 2023.

•General and administrative expenses for the three months ended June 30, 2024, increased by $9.9 million to $37.1 million, from $27.2 million for the three months ended June 30, 2023 due to an increase in non-cash restricted stock amortization resulting primarily from grants made in the second quarter of 2024. The stock price on the dates of the grants is used as the fair value for the accounting of the awards under IFRS. The awards granted to employees vest ratably in years three, four and five following the initial grant.
•Financial expenses for the three months ended June 30, 2024 decreased by $10.4 million to $33.3 million, from $43.7 million for the three months ended June 30, 2023. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's focus on deleveraging. The Company's average indebtedness decreased to $1.3 billion during the three months ended June 30, 2024, as compared to $2.0 billion during the three months ended June 30, 2023. Additionally:
•The Company recorded $4.4 million of debt extinguishment related costs during the three months ended June 30, 2024, as compared to $0.9 million during the three months ended June 30, 2023; and
•The amortization of deferred financing fees and accretion increased to $2.7 million during the three months ended June 30, 2024, as compared to $1.7 million during the three months ended June 30, 2023, primarily due to the entrance into new credit facilities during 2023.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2024	2023	2024	2023
Revenue
Vessel revenue	$380,660	$329,299	$771,996	$713,730

Operating expenses
Vessel operating costs	(79,267)	(78,858)	(157,392)	(152,532)
Voyage expenses	(7,187)	(1,744)	(8,762)	(9,013)
Depreciation - owned or sale leaseback vessels	(46,677)	(42,197)	(94,587)	(82,688)
Depreciation - right of use assets	—	(8,513)	—	(18,003)
General and administrative expenses	(37,108)	(27,209)	(67,197)	(49,480)
Gain on sales of vessels	43,325	—	54,655	—
Total operating expenses	(126,914)	(158,521)	(273,283)	(311,716)
Operating income	253,746	170,778	498,713	402,014
Other (expenses) and income, net
Financial expenses	(33,327)	(43,720)	(70,321)	(87,252)
Financial income	5,528	4,359	10,118	8,544
Share of income from dual fuel tanker joint venture	1,327	954	2,846	2,395
Other income and (expenses), net	47	32	156	(63)
Total other expense, net	(26,425)	(38,375)	(57,201)	(76,376)
Net income	$227,321	$132,403	$441,512	$325,638

Earnings per share

Basic	$4.54	$2.50	$8.84	$5.93
Diluted	$4.34	$2.40	$8.45	$5.69
Basic weighted average shares outstanding	50,024,615	53,040,031	49,964,944	54,926,939
Diluted weighted average shares outstanding (1)	52,354,175	55,228,080	52,237,114	57,186,103

(1) The computation of diluted earnings per share for the three and six months ended June 30, 2024 and 2023, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$224,649	$355,551
Accounts receivable	227,725	203,500
Prepaid expenses and other current assets	10,273	10,213
Inventories	7,872	7,816
Assets held for sale	146,513	—
Total current assets	617,032	577,080
Non-current assets
Vessels and drydock	3,311,114	3,577,935
Other assets	63,084	65,440
Goodwill	8,197	8,197
Total non-current assets	3,382,395	3,651,572
Total assets	$3,999,427	$4,228,652
Current liabilities
Current portion of long-term debt	$138,773	$220,965
Lease liability - sale and leaseback vessels	8,499	206,757
Accounts payable	13,831	10,004
Accrued expenses and other liabilities	70,397	72,678
Total current liabilities	231,500	510,404
Non-current liabilities
Long-term debt	765,871	939,188
Lease liability - sale and leaseback vessels	69,139	221,380
Other long-term liabilities	5,165	3,974
Total non-current liabilities	840,175	1,164,542
Total liabilities	1,071,675	1,674,946
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	760	745
Additional paid-in capital	3,126,178	3,097,054
Treasury shares	(1,184,951)	(1,131,225)
Retained earnings	985,765	587,132
Total shareholders' equity	2,927,752	2,553,706
Total liabilities and shareholders' equity	$3,999,427	$4,228,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2024	2023
Operating activities
Net income	$441,512	$325,638
Depreciation - owned or sale leaseback vessels	94,587	82,688
Depreciation - right of use assets	—	18,003
Equity settled share based compensation expense	29,139	16,574
Amortization of deferred financing fees	5,700	2,548
Non-cash debt extinguishment costs	3,010	824
Net gain on sales of vessels	(54,655)	—
Accretion of fair value measurement on debt assumed in business combinations	41	656
Share of income from dual fuel tanker joint venture	(2,846)	(2,395)
	516,488	444,536
Changes in assets and liabilities:
(Increase) / decrease in inventories	(56)	7,114
(Increase) / decrease in accounts receivable	(22,225)	75,132
(Increase) /decrease in prepaid expenses and other current assets	(60)	7,492
Decrease in other assets	1,650	918
Increase / (decrease) in accounts payable	2,339	(16,497)
Decrease in accrued expenses	(3,903)	(17,346)
	(22,255)	56,813
Net cash inflow from operating activities	494,233	501,349
Investing activities
Net proceeds from sales of vessels	108,715	—
Distributions from dual fuel tanker joint venture	1,260	1,489
Investment in dual fuel tanker joint venture	(1,937)	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(23,876)	(13,545)
Net cash inflow / (outflow) from investing activities	84,162	(12,056)
Financing activities
Debt repayments	(711,490)	(260,950)
Issuance of debt	99,000	391,482
Debt issuance costs	(202)	(7,524)
Principal repayments on lease liability - IFRS 16	—	(250,626)
Dividends paid	(42,879)	(25,678)
Repurchase of common stock	(53,726)	(398,944)
Net cash outflow from financing activities	(709,297)	(552,240)
Decrease in cash and cash equivalents	(130,902)	(62,947)
Cash and cash equivalents at January 1,	355,551	376,870
Cash and cash equivalents at June 30,	$224,649	$313,923

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2024 and 2023
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$278,000	$235,227	$570,786	$521,611

Average Daily Results
Fleet
TCE per revenue day (2)	$38,813	$32,154	$39,241	$34,810
Vessel operating costs per day (3)	$8,017	$7,669	$7,879	$7,458
Average number of vessels	108.7	113.0	109.8	113.0

LR2
TCE per revenue day (2)	$47,156	$39,526	$48,906	$41,395
Vessel operating costs per day (3)	$8,984	$8,070	$8,768	$7,785
Average number of vessels	39.0	39.0	39.0	39.0

MR
TCE per revenue day (2)	$35,600	$28,586	$34,751	$31,037
Vessel operating costs per day (3)	$7,492	$7,563	$7,430	$7,337
Average number of vessels	55.7	60.0	56.8	60.0

Handymax
TCE per revenue day (2)	$28,011	$26,784	$30,245	$32,534
Vessel operating costs per day (3)	$7,406	$7,064	$7,216	$7,083
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$13,316	$5,062	$23,876	$13,545

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of July 30, 2024

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Topaz	2012	49,990	—	SMRP (2) (7)	MR	Yes
16	STI Ruby	2012	49,990	—	SMRP (2) (7)	MR	No
17	STI Onyx	2012	49,990	—	SMRP (2) (7)	MR	Yes
18	STI Beryl	2013	49,990	—	SMRP (2) (7)	MR	No
19	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
20	STI Opera	2014	49,990	—	SMRP (2)	MR	No
21	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
23	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
29	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
36	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
38	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
42	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
44	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
47	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
48	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
49	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
50	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
51	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
52	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
53	STI Jardins	2018	49,990	1B	SMRP (2)	MR	No
54	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
56	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
58	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
62	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
65	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
66	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
67	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
68	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
70	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
71	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
72	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
76	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
77	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
78	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
82	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
83	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
86	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
87	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
89	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
90	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
91	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
95	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
96	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
97	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
98	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
99	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
100	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
101	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
102	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
103	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
104	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
105	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
106	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

	Total Fleet DWT		7,502,252

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)	The Company has entered into an agreement to sell this vessel which is expected to close in the third quarter of 2024.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(10)	This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(11)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2023 and 2024 were as follows:

Date paid	Dividend per common share
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25
December 2023	$0.35
March 2024	$0.40
June 2024	$0.40

On July 29, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of September 13, 2024 to all shareholders of record as of August 15, 2024 (the record date). As of July 29, 2024, there were 53,175,099 common shares of the Company outstanding.
Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom or the European Union, and a prohibition on a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering, which took effect in December 2022 and February 2023 respectively. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and while thus far the impact has been favorable, it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the middle east, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran, and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. While thus far the impact of these events has been favorable to the demand for our vessels, it is also possible that it could have a material and adverse impact on our results of operations in the future.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 106 product tankers (39 LR2 tankers, 53 MR tankers and 14 Handymax tankers) with an average age of 8.4 years. The Company has entered into agreements to sell four of its MR tankers, which are expected to close in the third quarter of 2024. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2024 Financial Results Compared to the Second Quarter of 2023". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended June 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$227,321	$4.54		$4.34
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	4,380	0.09		0.08
Gain on sales of vessels	(43,325)	(0.87)		(0.83)
Adjusted net income	$188,376	$3.77	(1)	$3.60	(1)

(1) Summation difference due to rounding

	For the three months ended June 30, 2023
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$132,403	$2.50		$2.40
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	939	0.02		0.02
Adjusted net income	$133,342	$2.51	(1)	$2.41	(1)

(1) Summation difference due to rounding

	For the six months ended June 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$441,512	$8.84		$8.45
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	8,072	0.16		0.15
Gain on sales of vessels	(54,655)	(1.09)		(1.05)
Adjusted net income	$394,929	$7.90	(1)	$7.56	(1)

(1) Summation difference due to rounding

	For the six months ended June 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$325,638	$5.93	$5.69
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	3,254	0.06	0.06
Adjusted net income	$328,892	$5.99	$5.75

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2024	2023	2024	2023
Net Income	$227,321	$132,403	$441,512	$325,638
Financial expenses	33,327	43,720	70,321	87,252
Financial income	(5,528)	(4,359)	(10,118)	(8,544)
Depreciation - owned or lease financed vessels	46,677	42,197	94,587	82,688
Depreciation - right of use assets	—	8,513	—	18,003
Equity settled share based compensation expense	19,528	12,753	29,139	16,574
Gain on sales of vessels	(43,325)	—	(54,655)	—
Adjusted EBITDA	$278,000	$235,227	$570,786	$521,611

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com